Exhibit (d)(2)

SCHEDULE A

Fund	Advisory Fee Rate
BlackRock AAA CLO ETF	0.20%
BlackRock High Yield Muni Income Bond ETF	0.45%
BlackRock Intermediate Muni Income Bond ETF	0.40%

Amended December 7, 2022